Filed by Northeast Utilities Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: NSTAR

Commission File No. of Subject Company: 001-14768

This filing relates to the proposed merger of Northeast Utilities with NSTAR pursuant to the terms of an Agreement and Plan of Merger, dated as of October 16, 2010 (the “Merger Agreement”), by and among Northeast Utilities, NSTAR, NU Holding Energy 1 LLC and NU Holding Energy 2 LLC. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Northeast Utilities on October 18, 2010, and is incorporated by reference into this filing.

GREGORY B. BUTLER

Gregory B. Butler is Senior Vice President and General Counsel of Northeast Utilities (NU). Butler is responsible for Legal, Governmental and Regulatory Affairs, and Communications.

Butler, a native of Cazenovia, New York, joined NU in 1997 as Vice President of Governmental Affairs. He assumed the duties as Vice President and General Counsel in May of 2001 and was promoted to Senior Vice President and General Counsel in September of 2003. In addition, Mr. Butler was Secretary from May 2001 to December 2005.

Butler earned a bachelor’s degree in history from the State University of New York at Stony Brook in 1980 and a doctor of jurisprudence degree from the Albany Law School of Union University in 1988. He is admitted to the practice of law in New York and to the United States Court of Appeals for the 9th Circuit.

Prior to coming to NU, Butler was vice president of Federal Affairs at New England Electric System, and senior counsel for Niagara Mohawk Power Corporation. He was also a senior attorney with the United States Department of Justice and an associate counsel to the Minority Leader for the New York State Assembly.

Butler serves as a member of the Board of Directors of the Northeast Utilities Foundation. He also serves on the Boards of the following organizations: The Connecticut Health Foundation; The Mark Twain House & Museum; the Naismith Memorial Basketball Hall of Fame; the Lawyers Collaborative for Diversity; and the Connecticut Public Broadcasting Network. He is also a senior fellow of The American Leadership Forum. In 2002, Greg was named the Humanitarian of the Year by the Greater Waterbury National Association for the Advancement of Colored People (NAACP). In 1999, he was appointed by Governor John Rowland to the Connecticut Board of Parole and served on that Board until 2005. He is the past President of Buckingham Congregational Church and a member of the Board of Advisors for the Albany Law School Government Law Center. Butler is a member of the Energy Bar Association, a Board member of the New England Legal Foundation and a Board member of the New England Council. Formerly, Butler served as Chairman of the Madison County Republican Party and has played roles in numerous political campaigns at state, local and national levels.

Christine M. Carmody

Senior Vice President, Human Resources

NSTAR

800 Boylston Street

Boston, Massachusetts 02199

Background

•     Senior Vice President, Human Resources, 2008-present

•     Vice President, Organizational Effectiveness, 2006-2008

•     Director, Learning & Performance, Staffing - NSTAR 2004-2006

•     Consultant - Carmody Consulting Services 2003-2004

•     Vice President, Human Resources (Interim) - NSTAR 2001-2002

•     Director, Org Effectiveness & Emp Relations - NSTAR 1999-2001

•     Consultant - Boston Edison 1996-1998

•     Org Development &Training Consultant - Talbots 1993-1996

•     Training Specialist - Bradlees 1989-1993

Introduction

Christine Carmody has 20 years of human resources experience and is currently the Senior Vice President of Human Resources NSTAR. In this role, Chris leads the company’s efforts toward building a culture that is focused on safety always and an injury free workplace. Chris also directs human resources operations, human resources consulting and organizational effectiveness, diversity, workforce planning, talent acquisition, development and retention, employee and labor relations, security, benefits and compensation, and human resources information systems. And, Chris collaborates with the Executive Team to create a workplace that inspires high levels of employee engagement and improvements in customer service.

Since joining the company in 1996, Chris has held positions of increasing responsibility in human resources at NSTAR and Boston Edison. Chris also was an independent consultant specializing in leadership development, coaching, and organizational change with assignments in the telecommunications, health care and utility industries. And, Chris formerly held human resources positions at Talbots, Inc. and Bradlees, Inc.

Chris holds a master’s degree in business administration from Anna Maria College, and a bachelor of arts from the College of Holy Cross.

For more information, call Media Communications at 617-424-2460.

James J. Judge

Senior Vice President and Chief Financial Officer

NSTAR

800 Boylston Street

Boston, Massachusetts 02199

617-424-2410

Background

Senior Vice President and CFO

NSTAR 1995 - Present

Various Management and Executive positions

NSTAR 1977 - 1995

Introduction

Jim Judge is Senior Vice President, and Chief Financial Officer at NSTAR. As Chief Financial Officer, Jim is responsible for treasury and accounting operations, investor relations, financial planning, performance management, asset management, energy supply, rates and procurement.

Jim joined the company in 1977 and has held various positions in the rate, treasury, planning and financial management organizations prior to his appointment in 1995 as CFO. He has extensive experience in the company’s financial activities and has led several rate settlement negotiations including NSTAR’s recent seven-year rate settlement effective in January 2006. Jim is a member of various professional, civic and industry organizations and is a Director and Chairman of the Audit Committee at Analogic Corporation.

He holds both a master’s degree and a bachelor of science in business administration from Babson College. Jim and his wife Mary have four children and live in Hanover, Mass.

About NSTAR

NSTAR is headquartered in Boston and serves nearly 1.4 million customers in Massachusetts including about 1.1 million electricity customers in 82 communities and 250,000 natural gas customers in 51 communities.

For more information, call Media Communications at 617-424-2460.

Thomas J. May Chairman, President and Chief Executive Officer NSTAR 800 Boylston Street Boston, Massachusetts 02199 617-424-2000 Background Various Executive Positions NSTAR 1976 – 1994

Thomas J. May is Chairman, President and Chief Executive Officer of NSTAR, Massachusetts’ largest investor-owned electric and gas utility, engaged primarily in the transmission and distribution of energy. NSTAR serves approximately 1.4 million customers in Massachusetts, including 1.1 million electric customers in 81 communities and 300,000 gas customers in 51 communities.

During his 30 career with the company, Tom has held various executive positions, including Chief Financial Officer and Chief Operating Officer.

He is a director of Bank of America Corporation; Liberty Mutual Insurance Company, Inc.; and the Edison Electric Institute. He serves as chair of the Stonehill College Board of Trustees and is a trustee of the Dana-Farber Cancer Institute. As an active member of the community, Tom participates in several civic and business organizations, serving as chair of Jobs for Massachusetts. A board member of the Kennedy Library Foundation, the Greater Boston Chamber of Commerce, and a longtime supporter of the Boston Symphony Orchestra, he is also past chair of the Governor’s Board of Economic Advisors and the Massachusetts Business Roundtable. In 2003, Tom and his wife, Donna, received the United Way’s Alexis de Tocqueville Society Leadership Award.

He is a recipient of The New England Council’s New Englander of the Year Award; the University of Massachusetts’ Distinguished Executive Award; and the Ralph Lowell Distinguished Citizen Award from the Boy Scouts of America.

Tom earned a bachelor’s degree in Business Administration from Stonehill College and a master’s degree in Finance from Bentley College. He is also a graduate of the Harvard Business School’s Advanced Management Program.

For more information, call Media Communications at 617-424-2460.

DAVID R. MCHALE

David R. McHale is executive vice president and chief financial officer of Northeast Utilities (NU). McHale is responsible for Treasury, Accounting, Investor Relations, Financial Planning and Budgeting, Investment Management, Risk Management, Wholesale Power Contracts and Shared Services, which consist of Information Technology, Purchasing, Environmental and Property Management. McHale is a member of NU’s Executive Committee, chair of the Enterprise Risk and Capital Committee and chair of the company’s Pension Committee.

McHale is a native of Thompson, Connecticut. He earned a Bachelor of Science degree in Economics from Southern Connecticut State University in 1982 and a Masters of Business Administration in Finance from the University of New Haven in 1986. He is a 1997 graduate of Stanford University’s Executive Financial Management Program and a 2003 graduate of the School’s Executive Program in Strategy and Organization.

McHale joined NU in 1981 as a student intern in the Economic and Load Forecasting organization. He was hired full-time in 1982 as a research analyst in Marketing and Consumer Economics. In 1986 he joined the company’s Financial Planning group and in 1989 he joined the Treasury organization and was promoted to manager of investor relations. In 1993 he was promoted to manager of project and short-term finance, and in May 1995, elected to the position of assistant treasurer. He was promoted to vice president and treasurer in July 1998. In 2005 he was promoted to his current position as chief financial officer.

McHale has represented NU as an expert financial witness in various regulatory dockets before the Connecticut Department of Public Utility Control, the Massachusetts Department of Public Utilities, the New Hampshire Public Utility Commission and the New Hampshire Business Finance Authority. He is a Board member of the Northeast Utilities Foundation, a Senior Fellow of the American Leadership Forum and a member of the Edison Electric Institute Finance Advisory Committee. He is also a member of the Southern Connecticut State University Board of Governors and chairs their Finance committee.

He resides in West Simsbury, Connecticut.

Joseph R. Nolan, Jr.

Senior Vice President, Customer & Corporate Relations

NSTAR

800 Boylston Street

Boston, Massachusetts 02199

617-424-2000

Background

Vice President, Government Affairs

NSTAR 1999 – 2000

Director, Regulatory Relations

NSTAR 1996 – 1999

Introduction

Joseph R. Nolan, Jr. is a senior vice president responsible for overseeing the company’s customer and corporate relations organizations. He’s responsible for all customer services including customer inquiries, account management, billing, metering and energy efficiency. He is also responsible for government and regulatory relations at the local, state and federal levels; communication services; media relations; community relations and the NSTAR Foundation.

Joe served as vice president of Government Affairs where he successfully directed the internal and external communications of electric restructuring and the sale of generating plants.

Joe joined NSTAR in 1985 and served in various customer service and government affairs positions before becoming vice president of government affairs in 1999. In this role, Joe was instrumental in obtaining support for company policies and positions from the state legislature, federal agencies and the Massachusetts Department of Telecommunications and Energy.

In addition to his NSTAR responsibilities, Joe serves on the board of directors of the New England Council. He also serves on the board of overseers at Children’s Hospital Boston. Joe is also active in the communications and government relations committees of the Edison Electric Institute.

Joe holds a master’s degree in Business Administration from the Carroll School of Management at Boston College, and a bachelor’s degree in Communications from Boston College. Joe and his wife Therese reside in Belmont, Massachusetts, with their four daughters Olivia, Hannah, Isabelle and Claudia.

About NSTAR

NSTAR is headquartered in Boston and serves nearly 1.4 million customers in Massachusetts including about 1.1 million electricity customers in 82 communities and nearly 300,000 natural gas customers in 51 communities. A total of 28 communities receive both their gas and electricity from NSTAR.

For more information, call Media Communications at 617-424-2460.

LEON J. OLIVIER

Leon J. Olivier is executive vice president and chief operating officer for Northeast Utilities (NU) and chief executive officer of The Connecticut Light and Power Company (CL&P), Public Service Company of New Hampshire (PSNH), Western Massachusetts Electric Company (WMECO) and Yankee Gas Services Company. He is responsible for NU’s gas and electric utility businesses, along with all aspects of NU’s three-state transmission business. He most recently served as executive vice president – operations for NU. Olivier joined NU in 1998, and, starting in 2001, served as president and chief operating officer of CL&P.

Olivier served as senior vice president and chief nuclear officer of the Northeast Nuclear Energy Company from 1998 to March 2001. He was responsible for the direction, management, performance, safety, and profitability of the Millstone nuclear organization. From April 2001 to September 2001, he served as senior vice president of Entergy Nuclear Northeast.

Olivier came to NU with 29 years of experience at Boston Edison, where he was the senior vice president – Nuclear. He had overall responsibility for the nuclear organization, including the successful operation of the Pilgrim Station nuclear facility in Plymouth, Massachusetts.

While at Boston Edison, he served as a Nuclear Regulatory Commission licensed senior reactor operator, vice president of Operations and senior vice president of their Nuclear Business Unit.

A native of Massachusetts, Olivier received a Master of Business Administration degree from Northeastern University and received an honorary doctorate degree in Public Service from Bridgewater State College.

Olivier serves on the Board of Directors of Lawrence & Memorial Hospital in New London, Connecticut, and the Essex Financial Asset Management Firm. He is a former member of the Board for the Eastern Connecticut Symphony Orchestra and former Chairman of the Metro Hartford Economic Growth Council and former Vice Chair of the Metro Hartford Alliance. He resides in Old Lyme, Connecticut, with his wife Bernadette.

CHARLES W. SHIVERY

Charles W. Shivery is the chairman, president and chief executive officer of Northeast Utilities (NU).

Shivery previously held the position of president and chief executive officer of NU Enterprises, Inc., the unregulated subsidiary holding company of NU, where he was responsible for the strategic growth and performance of NU’s competitive energy businesses.

Shivery joined NU in 2002, having retired earlier that year as co-president of the Constellation Energy Group, parent company of Baltimore Gas & Electric (BG&E) and other energy-related businesses. He held numerous senior management positions at Constellation including: chairman, president and chief executive officer of Constellation Power Source; chairman and chief executive officer of Constellation Energy Source; president and director of Constellation Energy Solutions; director of Orion Power Holdings; and vice president, chief financial officer and secretary of BG&E. He joined BG&E in 1972 after four years in the U.S. Navy.

Shivery served on the Connecticut Governor’s Competitiveness Council. He is a director of the Association of Edison Illuminating Companies, The Bushnell Center for Performing Arts, Connecticut Business and Industry Association, Connecticut Science Center, Connecticut Children’s Medical Center, Edison Electric Institute, Electric Power Research Institute, Energy Insurance Mutual, MetroHartford Alliance and Webster Bank.

A native of Maryland’s Eastern Shore, Shivery holds a Bachelor of Arts degree and a Bachelor of Engineering Science degree from The Johns Hopkins University. He earned a Master’s of Business Administration from the University of Baltimore.

Werner J. Schweiger Senior Vice President, Operations NSTAR 800 Boylston Street Boston, Massachusetts 02199 617-424-2000

Introduction

Werner J. Schweiger is the senior vice president of operations at NSTAR, overseeing both electric and gas operations as well that the company’s engineering, metering, fleet and materials management functions. In this position, he is responsible for ensuring reliability, and achieving solid performance and efficiency for both NSTAR’s electric and gas systems.

A veteran of more than 28 years in utility industry management, Werner was a vice president in the Office of Electric Operations for Long Island Lighting Co. and later Keyspan Corporation. In this position, Werner had operational responsibility for the company’s construction, transmission and distribution systems as well as overseeing its electrical engineering and project management organization.

At Keyspan, Werner was also the head of electric systems engineering, managing the company’s capital budget for all transmission and substation construction projects, and manager of the electric service department, where he served as the chief restoration coordinator of the company’s 24-hour emergency and non-emergency response.

Werner holds a master’s of science in energy management from the New York Institute of Technology, as well as a master’s of science in electrical engineering from Stony Brook University. He also holds a master of business administration from Nichols College, and has a bachelor’s of science from Manhattan College. In 2008, Werner completed the Senior Executive Program at Columbia University.

About NSTAR

NSTAR is headquartered in Boston and serves nearly 1.4 million customers in Massachusetts including about 1.1 million electricity customers in 82 communities and 300,000 natural gas customers in 51 communities. A total of 28 communities receive both their gas and electricity from NSTAR.

For more information, call Media Relations, 617-424-2460

Information Concerning Forward-Looking Statements

In addition to historical information, this filing may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving NSTAR and Northeast Utilities, including future financial and operating results; NSTAR’s and Northeast Utilities’ plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed merger, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite NSTAR and Northeast Utilities shareholder approvals; the risk that NSTAR or Northeast Utilities may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in NSTAR’s and Northeast Utilities’ reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this release speak only as of the date of this release. Neither NSTAR nor Northeast Utilities undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this release.

Additional Information and Where To Find It

In connection with the proposed merger between Northeast Utilities and NSTAR, Northeast Utilities will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Northeast Utilities and NSTAR that also constitutes a prospectus of Northeast Utilities. Northeast Utilities and NSTAR will mail the joint proxy statement/prospectus to their respective shareholders. Northeast Utilities and NSTAR urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Northeast Utilities’ website (www.nu.com) under the tab “Investors” and then under the heading “Financial/SEC Reports.” You may also obtain these documents, free of charge, from NSTAR’s website (www.nstar.com) under the tab “Investor Relations.”

Participants in the Merger Solicitation

Northeast Utilities, NSTAR and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Northeast Utilities and NSTAR shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Northeast Utilities and NSTAR shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Northeast Utilities’ executive officers and directors in its definitive proxy statement filed with the SEC on April 1, 2010. You can find information about NSTAR’s executive officers and directors in its definitive proxy statement filed with the SEC on March 12, 2010. Additional information about Northeast Utilities’ executive officers and directors and NSTAR’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Northeast Utilities and NSTAR using the website information above.